FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

September, 2016

Commission File Number: 001-37724

Endesa Américas S.A.

Endesa Américas S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Important Information For Investors and Shareholders

This communication relates to a proposed merger between Endesa Américas S.A. (“Endesa Américas”) and Enersis Américas S.A. (“Enersis Américas”).  In connection with the proposed merger, Endesa Américas and Enersis Américas are distributing a joint information statement/prospectus containing information about the proposed merger to their respective shareholders and holders of American Depositary Shares (ADSs).  The joint information statement/prospectus is included in the registration statement on Form F-4 (Registration No. 333-211405) filed with the Securities and Exchange Commission (the “SEC”).  Shareholders and ADS holders of Endesa Américas and Enersis Américas are urged to read the joint information statement/prospectus and other documents filed with the SEC carefully and in their entirety because they contain important information about Endesa Américas, Enersis Américas and the proposed merger.

Investors and security holders may obtain free copies of the prospectus/information statement and other documents filed with the SEC by Enersis Américas and Endesa Américas on the SEC’s website at www.sec.gov. Copies of the prospectus/information statement and the other documents filed with the SEC by Endesa Américas are also available free of charge on the Endesa Américas Investor Relations website at www.endesaamericas.cl or by contacting Endesa Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir@endesa.cl. Copies of the prospectus/information statement and the other documents filed with the SEC by Enersis Américas are available free of charge on the Enersis Américas Investor Relations website at www.enersisamericas.cl or by contacting Enersis Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir@enersis.cl.

Endesa Américas - Teléfono (56) 22630 9000 – Santa Rosa 76, Santiago de Chile

SIGNIFICANT EVENT

Endesa Américas S.A.

Securities Registry Registration N° 1138

Santiago, September 8, 2016

Ger. Gen. N° 53/2016

Sirs

Superintendent of Securities and Insurance

Avenida Alameda Bernardo O’Higgins No. 1449

Santiago, Chile

Dear Sir:

Pursuant to the provisions of article 9 and paragraph two of article 10, of Securities Market Law No. 18,045, and to the established provisions of General Norm No. 30 of that Superintendence, duly empowered on behalf of Endesa Américas S.A. (“Endesa Américas” or the “Company”), inform you by Significant Event, as has already been communicated by Enersis Américas S.A., that today the Securities and Exchange Commission (“SEC”) of the United States of Americas has declared the validity or “effectiveness” of the Registration Statement on Form F-4 (“Form F-4”), filed by Enersis Américas S.A. with said authority, in accordance with the Securities Act of 1933, to register the issuance of shares and American Depositary Shares (“ADS”) by Enersis Américas as a result of the capital increase, which will be the objective in the event the merger with its affiliates Endesa Américas S.A. and Chilectra Américas is approved.

Under the United States rules applicable to the case, the information statement/prospectus that is part of the Form F-4 will be made available to shareholders and holders of ADSs to inform them about matters to be voted on at the upcoming extraordinary shareholders’ meetings of Enersis Américas S.A. and Endesa Américas to be held on September 28, 2016, and about the shares and ADSs of Enersis Américas S.A. that will be offered in exchange to holders of Endesa Américas shares and ADSs in the merger.

Additionally, and in accordance with the provisions of General Norm No. 30 of that Superintendence, we inform you that the aforementioned declaration of effectiveness of the Form F-4 allows Endesa Américas to confirm that the event described in the Significant Event of the Company dated August 16, 2016, consisting of the possibility that the next Extraordinary Shareholders’ Meeting to be held on September 28 would be postponed as a result of not obtaining a timely declaration of effectiveness can no longer occur.

Finally, we inform shareholders and the market in general that a complete copy of the information statement/prospectus referred to above, is available, as of this date, on the Company’s website: www.enersis.cl.

Endesa Américas - Teléfono (56) 22630 9000 – Santa Rosa 76, Santiago de Chile

Sincerely,

Valter Moro
Chief Executive Officer
Endesa Américas S.A.

c.c.       Central Bank of Chile
             Santiago Stock Exchange
             Chilean Electronic Stock Exchange
             Valparaíso Stock Exchange
             Banco Santander Santiago – Bondholders Representatives
             Central Securities Depositary
             Risk Classification Commission
             National Economic Prosecutor's Office

Endesa Américas - Teléfono (56) 22630 9000 – Santa Rosa 76, Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA AMÉRICAS S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: September 9, 2016